April 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Pacific Coast Energy Company LP
Pacific Coast Oil Trust
Amendment No. 5 to Registration Statement on Form S-1
File Nos. 333-178928 and 333-178928-01
Filed April 20, 2012

Ladies and Gentlemen:

Set forth below are the responses of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 5, unless otherwise indicated.

Form S-1, Amendment No. 5, filed April 20, 2012

General

We note your response to prior comment 1 from our letter dated March 30, 2012. We note your disclosure on the cover page that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”). Accordingly, please revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Registrants acknowledge the Staff’s comment and intend to revise the Registration Statement as follows:

•	The Registrants will revise the cover page to include the following:

“The trust is an “emerging growth company” and is eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

•	The Registrants will revise the summary of the prospectus (page 14) to include the following:

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, the trust qualifies as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the trust’s internal control over financial reporting;

•	Reduced disclosure about the trust’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

The trust may take advantage of these provisions for up to five years or such earlier time that it is no longer an emerging growth company. The trust would cease to be an emerging growth company if it has more than $1.0 billion in annual revenues, has more than $700 million in market value of its trust units held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period. The trust may choose to take advantage of some but not all of these reduced burdens. The trust has not taken advantage of any of these reduced reporting burdens in this prospectus, although it may choose to do so in future filings and if it does, the information that the trust provides unitholders may be different than you might get from other public companies in which you hold equity interests.

•	The Registrants will revise the Risk Factors (page 31) to include the following:

Pursuant to the recently enacted JOBS Act, the trust’s independent registered public accounting firm will not be required to attest to the effectiveness of the trust’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as the trust is an emerging growth company and the trust may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

The trust will be required to disclose changes made in its internal control over financial reporting on a quarterly basis and the trustee will be required to assess the effectiveness of the trust’s controls annually.

However, for as long as the trust is an “emerging growth company” under the recently enacted JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of the trust’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The trust could be an emerging growth company for up to five years. See “Summary—Implications of Being an Emerging Growth Company.” Even if the trustee concludes that the trust’s internal controls over financial reporting are effective, the trust’s independent registered public accounting firm may still decline to attest to the trustee’s assessment or may issue a report that is qualified if it is not satisfied with the trust’s controls or the level at which the trust’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The trust is electing to delay such adoption of new or revised accounting standards, and as a result, the trust may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, the trust’s financial statements may not be comparable to the financial statements of other public companies. The trust may take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Neither PCEC nor the trust can predict if investors will find the trust units less attractive because the trust will rely on these exemptions. If some investors find the trust units less attractive as a result, there may be a less active trading market for the trust units and the trust’s trading price may be more volatile.

•	The Registrants will revise Management’s Discussion and Analysis of Financial Condition and Results of Operations of PCEC (page PCEC-14) to include the following:

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The trust is electing to delay such adoption of new or revised accounting standards, and as a result, the trust may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, the trust’s financial statements may not be comparable to the financial statements of other public companies. The trust may take advantage of these reporting exemptions until it is no longer an “emerging growth company.”

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to the undersigned at (213) 225-5900.

Very truly yours,

/s/ Gregory C. Brown
Gregory C. Brown Executive Vice President and General Counsel of PCEC (GP) LLC, the general partner of PCEC

cc:	Randall H. Breitenbach, Co-Chief Executive Officer
Halbert S. Washburn, Co-Chief Executive Officer
James G. Jackson, Executive Vice President and
Chief Financial Officer
Sean T. Wheeler, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Thomas Adkins, Bracewell & Giuliani LLP
Heather Horn, PricewaterhouseCoopers LLP